FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of [redacted] required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration … legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information … in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or compa… or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulat… information is filed, at the address(es) or telephone number(s) set out on the back of this report.

02055771

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ODESSA GOLD CORP

SUPPL

BOX 2. INSIDER DATA 12g 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 31 10 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME … NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MUELLER

GIVEN NAMES: EBERHARD

NO. STREET APT: PH #8 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	96000							96000	1	
WARRANTS	116667							116667	2	MERCAP INV.
COMMON	150000							150000	1	
COMMON	420207	31 10 02	90	10000		.15		430207	2	SEE REMARKS
		31 10 02	90		10000	.15		420207	2	"
		31 10 02	10		10000	.15		410207	2	"
		31 10 02	10		100000	.15		310207	2	"
		31 10 02	10		10000	.15		300207	2	"

PROCESSED NOV 21 2002 THOMSON FINANCIAL

02 NOV 13 AM 9:38

BOX 6. REMARKS

Of the 300207 Common Direct: Mercap - 300207
Active - ∅
I own 100% of Active Mgmt + 50% of Mercap Inv.

dlw 11/18

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

KEEP A COPY FOR YOUR FILE

NAME (BLOCK LETTERS): ED MUELLER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 11 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Amended Nov 12/02

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ODESSA GOLD CORP

BOX 2. INSIDER DATA 129 82-4385

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 10 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: WILSON

GIVEN NAMES: RICHARD

NO. STREET APT: PH #8 - 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 7775

BUSINESS FAX NUMBER: 604 - 687 - 3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND + SEC
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	97333							97333	1	
WARRANTS	116667							116667	2	MERCAP INV.
COMMON	167100	31 10 02	11	8500		.15		175600	1	
COMMON	421374	31 10 02	11		10000	.15		411374	2	SEE REMARKS
		31 10 02	10		100000	.15		311374	2	"
		31 10 02	10		10000	.15		301374	2	"

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 301374 Indirect Common: Cobalt Ent. - 1167 - 50% OWNERSHIP
Mercap Inv - 300207 - 100% OWNERSHIP

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): RICK WILSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 12 11 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE